REXAM


SEC MAIL PROCESSING
RECEIVED
MAY 2005
WASH. D.C.
183
SECTION

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA




05008072

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

05 May 2005

FILE NO. 82-3

SUPPL

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

PROCESSED
MAY 2 0 2005
THOMSON
FINANCIAL

Jennifer Smith
Deputy Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM

FILE 82-3

REXAM

PRESS RELEASE

Rexam Annual General Meeting 2005
Trading statement

Rolf Börjesson, Rexam's Chairman, is due to make the following statement at today's Annual General Meeting:

"Sales at the start of 2005 have been somewhat softer than we expected and are on a par with last year. Recently, however, we have seen a pick-up in sales performance.

We continue to deliver our usual levels of efficiencies and we anticipate that our focus on cost savings will yield further gains throughout the year.

Our expectations for the year as a whole have not altered since the time of our statement at the preliminary results in February and we remain confident that we are well positioned for further progress in 2005."

5 May 2005

Enquiries
Lars Emilson, Chief Executive — +44 20 7227 4100
Graham Chipchase, Group Finance Director
Andrew Mills, Group Communications Director

Financial Dynamics
Richard Mountain — +44 20 7269 7291

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries. The Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.1 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com